Exhibit 99.1

News Release

May 3, 2021

Turquoise Hill Provides Update on Oyu Tolgoi LLC International Tax Arbitration

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced that the Government of Mongolia (“GOM”) filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to a previously-disclosed international tax arbitration proceeding brought by Oyu Tolgoi LLC (“OT”) against the GOM in February 2020. Turquoise Hill is not a party to that arbitration, but the Company understands that the GOM Defence and Counterclaim includes a request that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The Company understands that the principal thrust of the GoM Defence and Counterclaim is to seek the rejection of OT’s tax claims in their entirety. As part of the counterclaim, the GoM makes assertions surrounding previously-reported allegations of historical improper payments made to GOM officials and seeks unquantified damages. Also, in the event OT’s tax claims are not dismissed in their entirety, GoM is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement (“IA”) is void.

Turquoise Hill denies the allegations relating to it in the GOM Defence and Counterclaim and intends to oppose GOM’s request that it be added to the tax arbitration as and when that application is formally served on Turquoise Hill. If nevertheless the Company is added to the proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	1

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

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Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the definitive estimate and the potential termination, amendment or replacement of the IA or the Oyu Tolgoi Mine Development and Financing Plan (“UDP”); the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the implementation and successful execution of the funding plan that is the subject of the Heads of Agreement between Turquoise Hill and Rio Tinto dated April 9, 2021 (the “HoA”) and the amount of any additional future funding gap to complete the Oyu Tolgoi Project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the 2020 Oyu Tolgoi Technical Report; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by OT against the GOM and the merits of the GOM Defence and Counterclaim; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	2

information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the fourth quarter and year ended December 31, 2020 (“MD&A”). Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	3